Morgan, Lewis & Bockius LLP

300 South Grand Avenue, 22nd Floor

Los Angeles, California 90071

October 14, 2005

VIA EDGAR

Ms. Tangela Richter

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re:	Contango Oil & Gas Company
Form 10-K for the Fiscal Year Ended June 30, 2005 (“Form 10-K”);
File No. 01-16317

Dear Ms. Richter:

Our client, Contango Oil & Gas Company (“Contango”), is concurrently filing Amendment No. 1 to its Form 10-K (“Amendment No. 1”). Set forth below is the comment of the Staff pertaining to the Form 10-K contained in your comment letter to Mr. Kenneth R. Peak, Chairman, Chief Executive Officer and Chief Financial Officer of Contango, dated October 6, 2005, followed by Contango’s response.

Form 10-K

Controls and Procedures

Comment:

We note the disclosure that your management, including your chief executive officer, chief financial officer and controller performed an evaluation of disclosure controls and procedures “within 90 days” prior to filing the report. You also state that there were no “significant changes” in your “internal controls” and no factors that could “significantly affect” these controls subsequent to the date of their evaluation. However, Items 307 and 308(c) of Regulation S-K require that your management perform an evaluation “as of the end of the period covered by the report” and that you disclose any change in the registrant’s “internal control over financial reporting” identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter

Ms. Tangela Richter

Securities and Exchange Commission

October 14, 2005

that has “materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.” See also Release No. 8238, Part II.F.3. Please revise your disclosure accordingly.

Response:

The disclosure has been revised as requested.

If you have any questions or comments on the response, please call me at 213.612.1372.

Sincerely,

/s/ David V. Chang

David V. Chang

cc:	Mr. Kenneth R. Peak
Ms. Lesia Bautina
Mr. David Holcombe
Richard A. Shortz, Esq.